EXHIBIT 99.1

Galapagos to Present In Vitro Data at ACR Convergence 2025 Suggesting Differentiation of GLPG3667 from Other TYK2 Inhibitors

Mechelen, Belgium; October 23, 2025, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that it will present new in vitro pharmacological data from its selective TYK2 inhibitor, GLPG3667, currently in two Phase 3-enabling studies in dermatomyositis (DM) and systemic lupus erythematosus (SLE), at the American College of Rheumatology (ACR) Convergence 2025, taking place in Chicago, IL, October 24-29, 2025.

The data show that the in vitro pharmacological profile of GLPG3667 suggests differentiation from other TYK2 inhibitors at their clinical dose regimens.

Key findings from the study include:

  At exposure levels associated with its clinical dose of 150 mg once daily, GLPG3667 showed inhibition of the IFN-α, and IL-23 pathways, comparable to the expected inhibition for the currently approved TYK2 inhibitor at its clinical dose regimens, without a measurable impact on TYK2-independent pathways.
  Inhibition of the IL-12 pathway was more pronounced for GLPG3667 than for the currently approved TYK2 inhibitor. Zasocitinib showed the most sustained inhibition of TYK2-dependent pathways.
  GLPG3667 showed no measurable inhibition of IL-10-mediated signaling up to the highest concentration tested (~10-fold above clinical concentrations) in monocytes, CD4+ T cells and CD19+ B cells, while strong inhibition was observed with two other TYK2 inhibitors at concentrations corresponding to the respective clinical dose regimens.

The abstract details are as follows:

Abstract title	Authors (Presenter)	Presentation date/time
Galapagos-driven original abstract
In Vitro Pharmacological Profile of GLPG3667 Suggests Differentiation from the TYK2 Inhibitors Deucravacitinib and Zasocitinib at their Clinical Dose Regimens	May-Linda Lepage, Patrick Nolain, Céline Cottereaux, Emilie Lagoutte, Justine Dao, Adrien Cosson, Laetitia Furio, Willem Hettema, Chantal Tasset, Roland Blanqué, Isabelle Parent and René Galien	Poster presentation number: 0653 Date: October 26, 2025 Time: 10:30 am -12:30 pm CT Session: Systemic Lupus Erythematosus – Treatment Poster I Location: McCormick Place, Hall F1

About GLPG3667, the GALARISSO (NCT: 05695950) and GALACELA (NCT: 05856448) studies
GLPG3667 is an investigational reversible and selective tyrosine kinase 2 (TYK2) kinase domain inhibitor currently being evaluated in two Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM).

GALACELA is a Phase 3-enabling randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy, safety, tolerability, pharmacokinetics, and pharmacodynamics of GLPG3667 in adults with active SLE. Two once-daily oral administration of GLPG3667 (75 mg and 150 mg) or placebo are being investigated in adult patients with SLE for 48 weeks. The primary endpoint is the proportion of patients who achieve the SLE responder index (SRI)-4 response at Week 32. The secondary efficacy endpoints are the proportion of patients who achieve SRI-4 response at Week 48, the British Isles Lupus Assessment Group (BILAG)-based Composite Lupus Assessment (BICLA) response at Weeks 32 and 48, proportion of patients with >=50% reduction in Cutaneous Lupus Erythematosus Disease Area and Severity Index Activity (CLASI-A) score at Weeks 32 and 48, proportion of patients who achieve Lupus Low Disease Activity State (LLDAS) at Weeks 32 and 48 and change from baseline in the 28-joint count for tender, swollen, and tender and swollen (active) joints at Weeks 32 and 48.

GALARISSO is a Phase 3-enabling randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy and safety of GLPG3667. A daily oral administration of GLPG3667 150 mg or placebo is being investigated in adult patients with DM over 24 weeks. At Week 24, patients will be offered the possibility to enter a long-term extension study for an additional 24 week period where they will all receive GLPG3667 150 mg daily (once a day). The primary endpoint is the Total Improvement Score (TIS) at Week 24 according to the American College of Rheumatology (ACR) and the European League Against Rheumatism (EULAR) criteria.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Corporate Communications
Marieke Vermeersch
+32 479 490 603

media@glpg.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

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